ONER

The Intelligent Financial Network (250+ investors backed us in Round 1)


Your Backing Powers
Fairer Payments for
Billions Worldwide
Invest from $200 →
250+
Investors who trusted us
35+
Experts (Team and Advisors)
Hardware Key Authentication
Connected
Administrator Role
Multi-Factor Authentication
For Illustration Only.
You're viewing Round 2 of our Wefunder raise.
Round 1 is closed — backed by 250+ investors who believed in the future of payments. Now we're opening Round 2 to the next wave. Welcome.
Backed by
founders, executives, and advisors from
JPMorganChase IBM Grab intel
citibank Unilever ORACLE

oner.network New York, NY

Technology Fintech & Finance AI

Highlights

Regular Updates

Founders have a strong track record of investor updates.

1. Unlock Early Bird Bonus. First $100K also gets a 15% bonus — limited-time reward for early backers.
2. 280+ investors backed us in Round 1 — join them in Round 2
3. A faster, cheaper, and accessible approach to global payments for humans and AI.
4. Innovative Multi-Issuer Digital Dollar. Built-in cashback. Spend anywhere Visa or Mastercard works.
5. Designed by a World-Class Team of 35+ from JPMorgan, Goldman Sachs, IBM, IMF, World Bank, LSEG, etc.
6. Regulatory-First & Launch-Ready. The GENIUS Act is law. We've built for this moment.
7. AI-native design: Enables machine-to-machine payments that legacy systems cannot support.

Featured Investor



Mirko Turrina Follow

Serial Angel Investor
wefunder.com

"Oner Investment Thesis: A Rare "All-Boxes-Checked" Opportunity: Founder, Industry, Valuation and multiple potential Exit ways. It is rare to encounter start-up that could be Profitability from Day One and having such a Exceptional Leadership & Advisors team that could overcome execution and regulatory hurdles. This seems like a rare blend of innovation, scalability, and pragmatism. If the regulatory and adoption risks are mitigated, ONER could become the "SWIFT 2.0" for the digital asset era.""

adoption risks are mitigated, ONER could become the "SWIFT 2.0" for the digital asset era.

& 45 more

Team



Semih Ergür Non-Executive Director

39 years as a Banking Executive. Former SVP at Citibank (Turkey) and Deputy Chairman at Aktif & BKT Banks. Provides Oner with deep expertise in governance, banking strategy, and cross-border financial management to drive institutional expansion.



Val Rahmani Strategic Advisor

44 years as Global Tech Leader. Non-Exec Director at London Stock Exchange Group, Ex-GM at IBM, and former CEO at Damballa (Cybersecurity). Brings board-level and cybersecurity expertise to strengthen Oner's institutional trust and global governance.

Azim Ghader Team Oner Network SPV Voting Proxy

The Oner team of 35+ features experts from JPMorgan, World Bank, IBM, Goldman Sachs, Credit Suisse, Oracle, Unidef & Polygon. We have built/scaled products used by millions, and led infra and global brands. Join us on wefunder.com/oner (see disclosures)

wefunder.com



Azim Ghader President

18+ years in Fintech, Payments & Digital Assets. Early backer of Ethereum & Binance BNB. Led Unidef & OME global growth. Built payment systems. Combines leadership, fintech, investment & marketing to scale global financial networks.

linkedin.com



Ankur Mehrotra Advisor

23 years as a Fintech Executive. Group President at JULO. Ex-MD & Advisor at Grab (Asia superapp), Ex-IMF and Standard Chartered. Ankur scaled financial ecosystems across Southeast Asia, from digital lending to embedded insurance.



Adriana Ennab Capital Markets (Advisor)

45 years as Financial Markets Leader. Former Director at Credit Suisse and Goldman Sachs, advisor to The Digital Dollar Project. Advocate for tokenization, DeFi, digital assets & web3. Guides Oner on policy, regulation, and institutional partnerships.



Carlos Salinas Advisor

23 years as Finance & Digital Asset Leader. Head of Digital Assets at MoraBanc (Andorra – Private Banking), ex-VP at Proxima Alfa (Spain – Hedge Fund), ex-Analyst at Merrill Lynch (UK – Investment Bank). Brings fintech & risk expertise to Oner's strategy.



Leila Farah Mokaddem Africa & Emerging Markets (Advisor)

23 years in Finance. Director General at AfDB (African Development Bank). Brings deep expertise in regulated banking, financial services, and the development of financial and policy strategy in African markets.



Petr Rasocha Banking (Advisor)

27 years in Finance. Former CEO of VAB Bank (Ukraine – Commercial Banking), Chairman at Banka CREDITAS (Czechia – Retail Banking), and Ex Citi, IBM. Advises Oner on regulated banking, licensing, and cross-border strategy.



Kedarnath Rentala Technical (Advisor)

25-years in fintech & payments. VP at Razorpay (India – Digital Banking Platform).Associate VP



at Financial Software & Systems (Fintech Services) and Ex- Citi. Spearheaded major white-label banking products and partner integrations.



Sandeep Sharma Global Marketing (Advisor)

32 years as a Marketing & Growth Advisor. Former IBM, Oracle, HP, and Intel, leading global campaigns across B2B tech and emerging markets. Guides Oner's brand, Go To Market, and fintech expansion with deep expertise in digital, partnerships, and scale.



Yu-Shik Kim Asia-Pacific (Advisor)

29 years as Digital Commerce Executive. Former CEO of n11.com (E-commerce Platform). SVP at SK Group (Korea – Conglomerate & Telecom). Advisor to LG Electronics (Korea – Consumer Electronics). Guides Oner's Go-To-Market partnerships, and ecosystem growth.



Sthuthi Peter Global Operations

6-year cross-border fintech operations specialist, Founding team at Oner, Sr. Ops at Unidef Global (Digital Asset Network). Sthuthi oversees and scales cross-border operational infrastructure and fintech operations across global jurisdictions.



Keshav Tyagi Finance & Capital Planning

14 years in Finance & Fintech. Ex-AVP at Paytm (India's Digital Banking Giant) and former Analyst at Citigroup. Keshav drives Oner's financial structuring and capital planning, blending Paytm's digital scale with Citi's institutional rigor.



Nikunj Sanghi Corporate Finance

13 years as a Finance Expert. Ex-VP at Paytm (India's digital banking giant) and Ex-KPMG & EY. Nikunj led M&A tax, restructuring, and cross-border deals. At Oner, he drives capital-efficient scaling with sharp investor and corporate finance strategy.



Ignacio Antonio Senior Marketing Manager

18 years in digital marketing leader. Ex-Zoetis LATAM strategy lead, Ex-Comms Head at ONG Bitcoin Argentina (Web3 NGO, BID-backed), Consultant to clients like the World Bank. Helps Oner on growth, brand, and civic impact.



Nayna Agarwal Associate Director, Communications

8 years as a Brand & Media Strategist. Ex-Manager at Kalkine Media (B2B/fintech PR across 5 countries) and Ex-CNBC-TV18 (India's top business news network). Nayna drives Oner's brand, PR, and founder positioning with sharp fintech communication expertise.

Pitch Deck


INVESTOR BRIEFING · 2028
The universal financial network for humans and AI.
Superior technology, built to work as one — as Oner. A fairer, faster, always-on network unifying traditional rails, digital dollars, and rewards for the agent economy.
Invest from $200 →
SAFE · $45M cap · 15% early-bird bonus

Ready to Help Build a Fairer Financial World?

📣 **You're viewing Round 2 of our Wefunder raise.**

Round 2 is now open — and 250+ investors from Round 1 are already with us.

We're building Oner Network — the payment infrastructure that processes any transaction for under 1 cent in under 1 second, whether you're sending $1 or $1 billion. Traditional payment systems still charge $15–50 per transfer and take days. We built the alternative: an always-on network that serves people sending money globally, businesses running operations at scale, and AI agents executing autonomous transactions — all on the same rails.

Our model is built to last. We're backed by reserve assets and stablecoin infrastructure — generating returns from reserves while keeping transaction fees near-zero. We're not another payment app. We're the infrastructure layer that others build on, capturing our share of the global payments and stablecoin market.

Round 1 proved the community sees what we see. Over 250 investors committed to this vision. We're preparing a full progress update — milestones, metrics, and what's next — dropping in the next few days. Follow the campaign now so you don't miss it.

Invest from $200 | *Schedule a Meeting*

investors@oner.network

The impact we're creating together

Every dollar you invest multiplies into real-world impact — empowering communities and opening access to fairer financial systems worldwide.

Family Savings
Cutting remittance fees so families keep more

Market Access
Unlocking opportunities in 180+ countries

Global Reach
Extending financial access to billions worldwide

Aligned Returns
Driving social impact alongside sustainable growth

Democratized Access
Breaking barriers to basic financial services

Built by a world-class team of global experts

Decades of experience building and scaling products across high-growth companies — with deep expertise in fintech, payments, digital assets, and global marketing.

35+
Experts (Team + Advisors)

Brand names, logos, past roles, and affiliations are provided solely to illustrate professional experience and do not imply endorsements, partnerships, or guarantees of success. Some contributors—including certain team members, advisors, and attorneys—are currently employed by, contracted with, or retained by entities other than Oner Network, Inc., including its affiliates, subsidiaries, or independent entities associated with the founders. Following a successful fundraising, Oner Network, Inc. may evaluate transitioning certain individuals into direct roles with the company or its subsidiaries, as deemed appropriate and in the best interests of the business.

Now, we're building the next "crazy idea" — something unified:

The universal financial network for humans AND artificial intelligence (AI).

Near-instant
Settlement in ~1 s

Low-cost
Under $0.01

Global
+180 countries

Always on
24/7/365 availability

Payment Type	Transaction Fee	Time to Settle	Notes
Credit Card Payment	2–3% + $0.30	Instant to Merchant	High fees for Merchant. Chargeback risk.
Debit Card Payment (Regulated)	Regulated: 0.05% + $0.21 Durbin Amendment: 0.9% + $0.15	Instant to Merchant	Low fees, subject to Durbin Amendment caps.
ACH Transfer	$0.20 – $1.50	3–5 Business Days	Limited to domestic transfers. Funding risk.
International Wire Transfer	$30 – $50	1–5 Business Days	High fees, exchange rate markups.
Remittance Service	6.65% (for $200)	Minutes to Days	Varies by service and destination country.
Peer-to-Peer Payment App	Free (p2p), 1–3% (Business)	Instant to 1 Day	Fees apply for instant transfers, credit card use, and payments.
Stablecoin Transfer	<$0.01	Seconds to Minutes	Global availability, minimal fees.
Oner Network	<$0.01	Near-Instant	Global availability, 24/7 settlement, programmable.

SOURCE: A16Z

"Oner Investment Thesis: A rare, all-boxes-checked opportunity-founder, industry, valuation, and multiple exit paths."

Mirko Turrina, Serial Angel Investor

Money moves too slowly across borders — and it's costing trillions.

Global Problems

~6.26% Average fees

~99% Controlled by single issuers

1-5 days Settlement time

Slow & Costly Transfers

International transfers take 1-5 days and cost ~6.26% in fees. Tanzania example: Send $200, pay $115 in fees (57.5%!)

Not Built For AI

The century-old financial infrastructure wasn't built for AI agents to transact on behalf of humans or to support machine-to-machine payments.

Single Point of Failure

~99% of stablecoins are controlled by single issuers - creating systemic risks and limiting their practical use for everyday users worldwide.

~1.3B Unbanked

Billions rely on volatile local currencies or have no access to global financial services.

"People, businesses, and AI agents need a faster, cheaper, always-on, globally connected, AI-native financial network."

Semih Ergür, Former SVP at Citibank and Non-Executive Director at Oner Network

Perfect timing. Massive market. Early-mover advantage.

Large and Growing Opportunity

~$320T
Cross-Border Payments
By 2032
(from $194T today)

$236B
AI Agent Economy Growth
By 2034
(Each one needs to transact)

~$3T
Stablecoin Supercycle
By 2028
(~11x growth in 3 years!)

• The Oner Solution

A fairer financial network built for 2026 and beyond.

Next-Generation Financial Network

Unifying traditional payments, digital dollars, and reward platforms into one seamless network.


Oner Network
Next-Generation Financial Network

AI-Native Design

Built for autonomous AI agents to transact, earn, and optimize capital flows independently.

Rewards Built-in

Brand-funded cashback and income features aim to put more value back in users' accounts.


$5,640.00
Current Balance
Cashback activity
Claim your earnings.

Multi-Issuer Stablecoin

Fully compliant digital dollar. Backed 1:1 by US Treasury bills with built-in rewards networks. No single point of failure.

✕ Single point of failure	✓ Multi-issuer resilience
✕ Human-only access	✓ AI-native design
✕ 24/7/365 availability	✓ Banking hours only
✕ 3-5 day settlement	✓ 1-second settlement
✕ 2-3% transaction fees	✓ Under $0.01

Reserve from $200 | *Schedule a Meeting*

investors@oner.network | +1 (212) 220-5747

Future projections, such as profitability, are not guaranteed.

Built on proven business models

Oner sits at the intersection of three proven business models.


Income Network
Real-time, intelligent
Rakuten ~$12B
Ibotta ~$0.6B
Stablecoin/Digital Dollar Network
Multi-issuer safety
Tether ~$163B
USDC ~$37B
Proven Models
Global Payments Networks
Built for the AI age
Visa ~$670B
Ripple ~$186B
Solana ~$100B
PayPal ~$66B
Block ~$46B

Market caps, token values, and private valuations shown are for illustrative comparison only. They reflect third-party estimates at specific times and do not represent Oner Network's value or

future performance.

The Genius Part:

"We're not competing with Visa or Circle. We're building the layer they'll all plug into."


Azim Ghader, President

Get to know Oner

Three core pillars

The Network

The unified network for the world's money

Global, scalable, and compliant by design — enabling instant, 24/7, low-cost value transfers across previously fragmented networks. Designed to be loved.


Global
Scalable
Instant Settlement - 24/7
Always on


Cashbacks
$450.50
Claim all
Your Oner Card
Linked to main currency
Transaction Completed
$0.01 - 0.8s

The Products

The financial system people actually want

A truly internet-native financial system - including the multi-issuer regulated digital dollar, a global card linked to that currency, real-time cashback rewards, and more. It's instant, nearly free, and endlessly scalable by default.

The Model

A profitable financial model from day one

Oner's business model has multiple revenue streams, creating continuous and compounding value. (In fact, unlike many startups, Oner earns revenue from day one - e.g. interest on reserves (US Treasury Bills) - rather than years later.)


Oner Network
Day one revenue
Active
Revenue streams
On-time
Continues
Claim Earnings

• The Products

The Multi-issuer Stablecoin Network

We're launching a fully-backed digital dollar, issued by multiple regulated institutions, for billions of users worldwide - and layering value-added services (like rewards) or top.

Global stablecoin demand is set to ~11x by 2028, unlocking a $3T opportunity-pulled directly into the Oner.


$3T
~$270B
Today
2028

Oner's Stablecoin Network



DISTRIBUTORS
Expanding the reach of our stablecoin
Building distribution partnerships with at-scale platforms
DEVELOPERS
Innovating with new solutions and increasing ecosystem utility
Strengthening and growing the on-chain community
USERS
Benefiting from the growing utility of our stablecoin
Continually enhancing the platform

• The Products

The AI-Native Income Network

Oner's built-in Income layer 'understands' users and helps them earn real spendable money via instant cashback, rewards, and other automated income streams, across both blockchain and traditional channels.

The Old Way	The Oner Way (Intelligent)
Delays with cashback from Rakuten or Ibotta	**Instant cashback** - See it immediately
Complex redemption rules	**AI-optimized rates** - Always get the best deal
Points expire or devalue	**Universal acceptance** - Works everywhere
Limited to specific merchants	**Stackable benefits** - Combine multiple offers



ibotta
Rakuten
Costco
Alibaba
ebay
Walmart

Illustrative purposes only

• The Products

A Different Kind of Card

Linked to Oner's stablecoins and income layers, the card is designed for modern economy and lets you spend at 150M+ locations-anywhere Visa or Mastercard is accepted.


Your card
Oner
150M+ locations
VISA



[Invest from $200](#) | [*Schedule a Meeting*](#)

[*investors@oner.network*](#)

Superior Technology

Built to work as one — as Oner.

Global from Day One

- 180+ countries
- 150M+ merchant locations
- All major wallets supported


Wallets
+more
Locations
United States
Canada

Instant & Nearly Free

- Settlement in ~1 second
- Fees under $0.01
- 24/7/365 availability

Built for Billions

- For humans
- For businesses
- For AI agents

Regulatory First

- United Kingdom
- Singapore

- Fully licensed issuers
- Monthly attestation
- Annual audit

Neutrality

As neutral market infrastructure, Oner provides a trusted foundation for adoption by institutions, businesses, and platforms worldwide.

Mentions of Visa/Mastercard and 150M+ locations are illustrative roadmap items. Cards will be issued by regulated partners. No affiliation or endorsement is implied.

> "We see AI and blockchain technologies as two of the most profound innovations of our lifetime. We're embedding them across our devices, across our platforms, our network, and across the company. We are significantly growing our capital input into these technologies."
>
> **Azim Ghader,** President

Energy Efficient

Designed With the Earth in Mind.

Our network leverages modern, low-energy technology to minimize environmental impact - making sure we leave the world better than we found it. By choosing Oner you're backing tools that are good for people and good for the planet.

> "We're building a network of networks that empowers people, businesses, and AI agents around the world."
>
> **Azim Ghader,** President

Invest from $200 | *Schedule a Meeting*

Project to make money from day one

Most startups burn cash for years. **We're different.**

Different by design

Interest on Stablecoin Reserves

Earn recurring yield from US Treasury Bills backing stablecoins

Grows with stablecoin circulation

Network Fees

Micro-fee on every transaction, much like Visa/Mastercard

Scales with transaction volume

B2B and White-Label

Enterprise tools, licensing, and co-issuing

Enterprise scale

Agent Automation

Tiny fees of micro-transactions from bots, apps, and AI agents

AI adoption surge

Brand-Funded Income
Commissions, affiliate & sponsored rewards
Partner expansion

Card and FX Revenue
Interchange fees and currency spreads
Daily usage growth

> “Oner is built as a network of networks — each layer designed to unlock a different kind of value - and all layers working in synergy to unlock multiplicative value."


Sandeep Sharma, ex-Intel/IBM/Oracle; Strategic Advisor, Oner Network

Regulatory Landscape Tailwinds

Built for compliance from day one.

July 2025: Adoption Accelerates

The GENIUS Act (S.1582) was signed into law, establishing the first federal stablecoin framework and clearing the path for mainstream adoption and long-term growth.

Ready to Launch

It's not just an idea-it's happening.

- Tech-ready + regulatory partners engaged
- Engaged with regulated issuer in the US & EU
- Smart contracts audited and tested
- Income Network in development with strategic partners
- < 1s & < $0.01 per transactions tested for real-time movement.
- Trademarks filed; patents in process.
- Revenue-ready infrastructure

10+
Blockchains Integrated

35+
Experts (Team + Advisors)

100+
Platforms Committed to integrate

$100K+
Pre-Launch Awareness

170+
Active Partner Discussions

Why Oner, Why Now

Why smart money is moving to Oner

First-Mover Advantage

We're building critical infrastructure.

Massive Market, Perfect Timing

$320T global payments +$285B→$3T stablecoin opportunity.

Profitable by Design

Strategic Entry

Revenue on day one. Stable and diversified with consistent yield potential.

Independently valued at over $45M — raising at a $36M cap for early investors.

Partner Flywheel

Up to 50% interest share supercharges distribution and adoption.

Experienced Team

Seasoned team + world-class advisors + key partners engaged and expected to integrate.

Regulatory-First

We take pride in our Regulatory- First posture, ensuring full compliance from day one.

Unique Multi-Issuer Structure

Enhanced resilience, no single point of failure & broad market appeal.

Regulatory Clarity

The EU's MiCA regulation and the US GENIUS Act provide legal frameworks for stablecoin operations — we're ready to capitalize.

AI-Native Advantage

AI agents are expected to multiply payment volumes, favoring ultra-fast, ultra-low-cost programmable rails; we align our roadmap accordingly.

Future projections are not guaranteed.

Reserve from $200 | *Schedule a Meeting*

• Your Investment, Your Impact

We're building more than a network — we're building access.

Provide people everywhere access to safe and affordable financial services. So people everywhere can live better lives.

Use of Funds

(Full Round Allocation)



15.0%
20.0%
20.0%
45.0%

- Tech Development & Strategic Integration
- Operations & HR
- Legal, Compliance, Administration & Wefunder fee
- Partnerships, Listings, Marketing & Subsidiaries/JVs

The percentages shown are estimates based on a $5,000,000 raise. If the amount raised is $4,500,000 or more, allocations are expected to be applied substantially as shown. For amounts below $4,500,000, the Company may apply the same allocation approach or adjust based on its needs. The Company will have broad discretion in how it uses the proceeds, which may include forming wholly owned subsidiaries, establishing joint ventures, or entering into partnerships to operate aspects of the business. Certain subsidiaries, joint ventures, SPVs or partnerships may involve entities affiliated with the Company's founders, partners or advisors. For operational and practical purposes, the Company may also temporarily hold or use proceeds in digital dollar equivalents (such as stablecoins) or other similar instruments that facilitate payments, transfers, and business operations. Actual use of proceeds may vary depending on the Company's needs, adoption, regulatory requirements, and market conditions.

• Your 10-Second Guide

New to equity crowdfunding?

What It Is?

Wefunder, an SEC-registered funding portal and FINRA member (CRD #283503), lets you invest an investment in Oner Network, Inc. Funds are held in escrow until Form C filing-non-binding and fully refundable.

Risk Reminder?

Every startup investment carries risk - Projections are forward-looking and not guaranteed-actual results may differ materially. Please review our risk factors and invest responsibly.

Common Questions

From smart investors like you

What is Oner Network?

Oner is building the next-generation financial network that unifies traditional payments, digital dollars (stablecoins), and reward platforms, into one seamless system. We're designed for both humans and AI agents, enabling instant, low-cost global transactions 24/7.

When will Oner generate revenue?

Unlike most startups, **Oner** generates revenue from day one (after successful fundraising) through Treasury yields on our stablecoin reserves. We have 6 revenue streams including network fees, card revenue, brand partnerships, and more.

How does my investment create social impact?

Your investment expands access to faster, fairer payments. Every dollar helps reduce remittance costs for families, break barriers to financial services, and open markets to underserved communities worldwide.

Why choose impact investing over traditional returns?

Impact investing offers both: the potential for financial returns and measurable social good. By backing us, you're not only seeking growth—you're helping billions gain access to fairer, more inclusive financial systems.

How does the SAFE conversion work?

Your SAFE investment converts to equity shares during our next qualified financing round. You'll convert at the LOWER of the $45M valuation cap OR the next round price, ensuring you get the best deal. First $100K invested also gets a 15% bonus.

Important Information

Corporate Information

Oner Network, Inc. was incorporated on the 19th day of February 2025 in the United States of America ("USA") as a Delaware corporation (the "Company"). The mailing address is One World Trade Center, 85th Floor, New York, NY 10007, USA. Our telephone number is +1 (212) 220-5747. We maintain the primary website oner.network, along with other domains and subdomains, as well as several social media accounts under the handle @onernetwork. These websites and social media channels provide information about our business. However, information contained on, or accessible through, our websites and social media is not incorporated by reference into, and does not form part of, this offering. We have included our websites and social media addresses solely for informational purposes. Investors should not rely on any such information in deciding whether to invest in Oner Network, Inc.

Forward-looking statements on our platforms are subject to risks and uncertainties and may not reflect actual outcomes. We undertake no obligation to update these statements except as required by applicable law or regulation.

Independent Valuation Reports

Our valuation is supported by two independent third-party appraisal reports (Stonebridge Advisory Inc., dated July 11, 2025, and UDIN (25016330BMGYKL6052), dated August 16, 2025) with detailed methodologies. View Valuation Reports in our data room. These are illustrative only and not guarantees of future value—market conditions may vary significantly. (Details: Stonebridge Advisory Inc., effective July 11, 2025, led by Daniel P. O'Connell, AM, BV (American Society of Appraisers, over 25 years in business valuations and financial services) and Ryan P. O'Connell (Managing Partner, IRS-Qualified Valuation Expert meeting IRS Revenue Ruling 59-60 guidelines); and the UDIN-attested report (UDIN: 25016330BMGYKL6052, effective August 16, 2025), verified under the Institute of Chartered Accountants of India (ICAI) system for document authenticity, led by main appraiser Ravandur Honnappa Channabasappa (FCA 016330, member of ICAI) with CA Ramesh Gupta (Ex-EY, qualified Chartered Accountant with expertise in tax, statutory compliance, and consulting) and P. Naveen Kumar (MSc in Professional Accounting))

IMPORTANT INVESTMENT INFORMATION

Investment in Oner Network involves substantial risks that you should carefully consider before investing. This offering is made pursuant to Regulation Crowdfunding. Forward-looking statements involve significant risks and uncertainties, and past performance does not guarantee future results. Investment outcomes may vary materially from projections, and you could lose your entire investment. For comprehensive risk factors, disclaimers, and offering terms, please review our complete disclosure document.

References

All market data, statistics, and projections referenced in this investor deck are based on third-party sources and industry reports

All market data, statistics, and projections referenced in this investor deck are based on third-party sources and industry reports.

IF YOU EXPERIENCE ANY DIFFICULTY ACCESSING, REVIEWING, OR UNDERSTANDING THESE DOCUMENTS—OR TAKING ANY NECESSARY ACTION—PLEASE CONTACT US IMMEDIATELY AT INVESTORS@ONER.NETWORK. ALL DISCLOSURES AND ALL LEGAL DOCUMENTS, INCLUDING THOSE AVAILABLE IN OUR DATA ROOM AT HTTPS://ONER.DOCSEND.COM/VIEW/S/GN864P384EGKWX95, FORM AN INTEGRAL PART OF THIS OFFERING AND ARE DIRECTLY CONNECTED TO THIS INVESTMENT OPPORTUNITY.

Two Paths Forward

Path 1

Watch From the Sidelines

Let others build the financial infrastructure for the AI age while you wonder "what if?"

Path 2

Join the Builders

Own a piece of the infrastructure powering it all.

The choice is yours

But Smart Money Chooses **Path 2** and Remember:

- **1994** — In 1994, people laughed at "online shopping."
- **2007** — In 2007, people mocked "mobile payments."
- **2009** — In 2009, people dismissed Bitcoin
- **2025** — In 2025, people doubt "AI agents with wallets." (We're here)

History rewards the builders, not the doubters. This is your invitation to build the future with us.

Brand names, logos, and past examples are illustrative and for informational purposes only; they do not predict Oner's outcomes. Actual results may vary.

In 2025, we're launching an even crazier idea:

The universal financial network for humans AND artificial intelligence.

Critics say it's too complex, too expensive, too ambitious.

We say: that's exactly why it will work.
Every breakthrough looks impossible until it's inevitable.

Welcome to Oner

Invest from $200 | *Schedule a Meeting*

investors@oner.network